FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, March 5, 2004

Press release

Gérard Mestrallet, SUEZ Chairman and CEO, announced the following organization measures:

1. SUEZ Senior Management:

Gérard Lamarche has been named SUEZ Senior Executive Vice President - Finance (CFO).

SUEZ senior management consists of:

Gérard Mestrallet, Chairman and CEO, Jean-Pierre Hansen, SUEZ Senior Executive Vice President - Operations (COO) and Gérard Lamarche SUEZ Senior Executive Vice President - Finance (CFO).

2. SUEZ Environment

Jean-Louis Chaussade has been appointed SUEZ Executive Vice President in charge of SUEZ Environment, member of SUEZ Executive Committee, replacing Jacques Pétry. Jean-Louis Chaussade will report to Jean-Pierre Hansen, as all the other heads of business units.

SUEZ Environment organization will be adapted. Gérard Mestrallet will become emeritus Chairman of the board of directors of SUEZ Environment, in the same way that he holds emeritus Chairmanship of SUEZ-Tractebel board of directors. Jean-Louis Chaussade will be Chief Executive Officer of SUEZ Environment.

SUEZ Executive Committee is thus made up of :

Gérard Mestrallet, Chairman of the Executive Committe, Jean-Pierre Hansen, Vice Chairman, Gérard Lamarche (Senior Executive Vice President - Finance (CFO)), Patrick Buffet (Senior Executive Vice President in charge of business strategy), Yves-Thibault de Silguy (Senior Executive Vice President in charge of international affairs and Chairman of Aguas Argentinas), the heads of business units: Dirk Beeuwsaert (Electricity and Gas International), Willy Bosmans (Electricity and Gas Europe), Jérôme Tolot (Industrial Energy Services, operations assistance), Jean-Louis Chaussade (SUEZ Environment), Valérie Bernis (Executive Vice President in charge of Communications) and Emmanuel Van Innis (Executive Vice President in charge of human resources).

SUEZ, a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy - electricity and natural gas - and the Environment - water and waste services. In 2003, SUEZ generated revenues of EUR 39.6 billion (excluding energy trading). SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Press Contacts:	Financial analyst contacts:
France:	Arnaud Erbin: 331 4006 6489
Anne Liontas: 331 4006 6654	Bertrand Haas: 331 4006 6609
Antoine Lenoir: 331 4006 6650
Belgium:
Guy Dellicour: 322 507 02 77

This press release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 5, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary